UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2023 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67083 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mann Mann Jensen Partners LP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 7th Floor
(No. and Street)

| New York | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPAs PC
(Name – *if individual, state last, first, middle name*)

| 3535 Roswell Road | Marietta | GA | 30062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Werner Graser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mann Mann Jensen Partners LP, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Feb. 10, 2021

MAGDALENA E. HUNTER
NOTARY PUBLIC
State of Connecticut
My Commission Expires
January 31, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MANN MANN JENSEN PARTNERS LP

FINANCIAL STATEMENTS FOR THE YEAR ENDED
December 31, 2020
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## MANN MANN JENSEN PARTNERS LP

### Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partner and Management of
Mann Mann Jensen Partners LP

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Mann Mann Jensen Partners LP as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2020 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mann Mann Jensen Partners LP as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Mann Mann Jensen Partners LP 's management. Our responsibility is to express an opinion on Mann Mann Jensen Partners LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Mann Mann Jensen Partner's financial statements. The supplemental information is the responsibility of Mann Mann Jensen Partner's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2021

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

# MANN MANN JENSEN PARTNERS LP

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2020**

## ASSETS

| | |
|---|---|
| **ASSETS:** | |
| Cash & cash equivalents | 126,367 |
| Accounts receivable | 317,736 |
| Prepaid expenses | 3,441 |
| Deferred tax asset | 121,000 |
| Total current assets | 568,544 |
| **FURNITURE AND EQUIPMENT** | 28,400 |
| Less accumulated depreciation | (28,139) |
| Furniture and equipment - net | 261 |
| **OTHER ASSETS** | |
| Security Deposit | 12,182 |
| TOTAL | 580,987 |

## LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| **LIABILITIES** | |
| Commissions payable | 191,590 |
| Accounts payable and accrued expenses | 18,983 |
| TOTAL | 210,573 |
| **PARTNERS' CAPITAL** | 370,414 |
| TOTAL | 580,987 |

The accompanying notes are an integral part of these financial statements.

# MANN MANN JENSEN PARTNERS LP

**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDING DECEMBER 31, 2020**

| | | |
|---|---|---|
| **REVENUE:** | | |
| Commissions | $ | 2,102,311 |
| Interest income | | 20 |
| Total revenue | $ | 2,102,331 |
| **EXPENSES:** | | |
| Employee benefits and compensation | | 1,550,872 |
| Insurance | | 205,470 |
| Travel | | 69,667 |
| Commissions | | 1,287,091 |
| Legal and professional fees | | 60,806 |
| Rent | | 71,263 |
| Office expense | | 39,282 |
| Regulatory expense | | 38,831 |
| Marketing expense | | 9,766 |
| Consulting | | 84,148 |
| Bank service expense | | 3,326 |
| Depreciation | | 988 |
| Other operating expenses | | 9,774 |
| Total expenses | | 3,431,284 |
| **NET LOSS BEFORE DEFERRED TAX** | $ | (1,328,953) |
| Tax provision | | (37,000) |
| **NET LOSS** | $ | (1,291,953) |

The accompanying notes are an integral part of these financial statements.

# MANN MANN JENSEN PARTNERS LP

## STATEMENT OF CHANGES IN PARTNERS' CAPITAL
## FOR THE YEAR ENDED DECEMBER 31, 2020

| | General Partner | Limited Partners | Total |
|---|---|---|---|
| Balance - beginning of year | $ 1,023 | $ 1,361,344 | $ 1,362,367 |
| Net loss | (4,263) | (1,287,690) | (1,291,953) |
| Capital Contribution | | 300,000 | 300,000 |
| Balance - end of year | $ (3,240) | $ 373,654 | $ 370,414 |

The accompanying notes are an integral part of these financial statements.

# MANN MANN JENSEN PARTNERS LP

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDING DECEMBER 31, 2020

| | | |
|---|---|---|
| **OPERATING ACTIVITIES:** | | |
| Net loss | $ | (1,291,953) |
| Adjustments to reconcile net income to net cash provided in operating activities | | |
| Depreciation | | 988 |
| Decrease in accounts receivable | | 924,044 |
| Increase in deferred tax | | (37,000) |
| Increase in commission payable | | 178,644 |
| Net cash used by operating activities | $ | (225,277) |
| **FINANCING ACTIVITIES:** | | |
| Partner's capital contributions | $ | 300,000 |
| Net cash provided by financing activities | $ | 300,000 |
| **NET INCREASE IN CASH** | $ | 74,723 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | $ | 51,644 |
| **CASH AND CASH EQUIVALENS AT END OF YEAR** | $ | 126,367 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Nature of Business

Mann Mann Jensen Partners LP (the "Company"), formerly known as Vega Securities LP and Proxima Alfa Securities LP, was organized in 2005 as a limited partnership under the laws of the State of Delaware. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates from its office located in New York City.

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

The General Partner, which has a 0.33% ownership interest, has full and complete control of all affairs of the Company, and the management and control of the Company's activities. Limited partners are only liable for the losses, debts, and obligations of the Company. Allocation of income, losses, and distributions are made in accordance with each partner's respective ownership interest.

Subject to any limitations in the Delaware limited partnership law, a limited partner may not withdraw any part of its capital account from the Company or receive any distribution from the Company except as approved by the General Partner.

## 2. Summary of Significant Accounting Policies

**Basis of accounting** - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

## 2. Summary of Significant Accounting Policies (continued)

**Use of estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities if applicable and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue recognition** - On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment banking M&A advisory fees.

**Cash and cash equivalents** - For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

During the year ended December 31, 2020, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

**Accounts receivable** - Accounts receivable are customer accounts receivable carried at estimated net realizable value. Management believes that all accounts receivable as of December 31, 2020 are fully collectible. Accordingly, no allowance for bad debts has been recorded at December 31, 2020. Accounts receivable are due upon receipt of services.

**Property, equipment and depreciation** - Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Depreciation is provided on the straight-line basis at rates based on the following estimated useful lives:

| | |
|---|---|
| Equipment | 3-5 years |
| Furniture and Fixtures | 7 years |

Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense for 2020 was $988.

**Income taxes -** The Company is taxed as a partnership for federal and state income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company operates in New York City, which imposes an income tax on unincorporated businesses.

The Company files its U.S. partnership income tax returns using the cash basis of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The deferred tax asset is comprised of net operating loss carryforwards on tax imposed by the city of New York on limited partnerships. The net operating losses are as follows:

| Tax Year | Amount | Expiration Date |
|---|---|---|
| 2011 | $155,079 | 2031 |
| 2012 | $528,814 | 2032 |
| 2013 | $229,359 | 2033 |
| 2014 | $246,503 | 2034 |
| 2016 | $849,622 | 2036 |
| 2017 | $737,147 | 2037 |
| 2018 | $401,860 | 2038 |

| | | |
|---|---|---|
| 2019 | $209,753 | 2039 |

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company files income tax returns for federal, state and city jurisdictions.

The Company is evaluating new accounting standards and will implement as required.

**3. Subsequent events -** The Company evaluated subsequent events to February 15, 2021, the date the financial statements were issued. There were no additional events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (Covid-19) a global pandemic and recommended containment and mitigation measures worldwide. The Covid-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of Covid-19's affect on our operational and finance performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firm report, the Company cannot reasonable estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations and cash flows in fiscal year 2021.

**4. Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $107,384 which was $93,346 in excess of its required net capital of $14,038 The Company's percentage of aggregate indebtedness to net capital was 196.09%.

**5. Indemnifications**

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

## 6. Lease

The Company leases space on a month to month shared services agreement. The lease expense for 2020 was $71,263.

## 7. Concentrations

The top four clients comprise approximately 27% of revenues for the year ending December 31, 2020 and three clients represent 95% of the accounts receivable balance at December 31, 2020.

## 8. Revenue from Contracts with Customers

These services include agreements to provide advisory services to customers for which they charge the customer fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leverage buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

# MANN MANN JENSEN PARTNERS LP

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF DECEMBER 31, 2020**

| | SCHEDULE I |
|---|---|
| **TOTAL PARTNERS' CAPITAL QUALIFIED FOR NET CAPITAL** | 370,414 |
| **DEDUCTIONS AND/OR CHARGES:** | |
| Non-allowable assets: | |
| Accounts receivable - net of commissions payable | (126,146) |
| Property, furniture, equipment- net of accumulated depreciati | (261) |
| Prepaid expenses | (3,441) |
| Deferred tax asset | (121,000) |
| Security deposit | (12,182) |
| **NET CAPITAL** | 107,384 |
| **AGGREGATE INDEBTEDNESS -** | |
| Accounts payable and accrued expenses | 210,573 |
| Total aggregate indebtedness | 210,573 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -** | |
| Minimum net capital required, greater of 6 2/3% of aggregate indebtedness, or $5,000 | 14,038 |
| Excess net capital | 93,346 |
| Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement | 86,327 |
| Percentage of aggregate indebtedness to net capital | 196.09% |

There is no material difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) amended FOCUS report as of December 31, 2020

# MANN MANN JENSEN PARTNERS LP

## SCHEDULE II

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe fudns or securities for or to customers, (2)does not carry accounts of or for customers and (3) does not carry PAB accounts.

## SCHEDULE III

### INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe fudns or securities for or to customers, (2)does not carry accounts of or for customers and (3) does not carry PAB accounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Partner of
Mann Mann Jensen Partners LP

We have reviewed management's statements, included in the accompanying Mann Mann Jensen Partners LP's Annual Exemption Report, in which (1) Mann Mann Jensen Partners LP identified the following provisions of 17 C.F.R. under which Mann Mann Jensen Partners LP claimed an exemption from 17 C.F.R. §240.17a-5 under Footnote 74 of 17a-5 (the "exemption provisions") and (2) Mann Mann Jensen Partners LP stated that Mann Mann Jensen Partners LP met the identified exemption provisions throughout the most recent fiscal year without exception. Mann Mann Jensen Partners LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mann Mann Jensen Partners LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of SEC Rule 17a5 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2021

goldman & COMPANY, CPAS

# MMJ

Mann Mann Jensen Partners LP

## Exemption Report

Mann Mann Jensen Partners LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Company Name

I, Werner Graser, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________

Title: President

Date: February 1, 2021

Mann Mann Jensen Partners LP
1270 Avenue of the Americas, 7th Floor, New York, NY 10020 Tel: (917) 398-2315 Fax: (917) 460-7354
Member: FINRA, MSRB, SIPC

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Management and Partner of
Mann Mann Jenson Partners LP

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Mann Mann Jenson Partners LP and the SIPC, solely to assist you and SIPC in evaluating Mann Mann Jenson Partners LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Mann Mann Jenson Partners LP's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Mann Mann Jenson Partners LP's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Mann Mann Jenson Partners LP and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2021

SIPC-7

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/20

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mann Mann Jensen Partners LP

1270 Avenue of the Americas Fl7

New York, NY 10020-1702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $3153.47 |
| B. | Less payment made with SIPC-6 filed (exclude interest) | (1017.46) |
| | Date Paid | |
| C. | Less prior overpayment applied | (589.43) |
| D. | Assessment balance due or (overpayment) | 1546.58 |
| E. | Interest computed on late payment (see instruction E) for ____ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $1546.58 |
| G. | PAYMENT: √ the box<br>Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☒<br>Total (must be same as F above) | $ 1546.58 |
| H. | Overpayment carried forward | $( ) |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MANN MANN JENSEN PARTNERS LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 5 day of February, 2021.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/20 and ending 12/31/20

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $2,102,331 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| Interest income | 20 |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 20 |
| 2d. SIPC Net Operating Revenues | $2,102,311 |
| 2e. General Assessment @ .0015 | $3153.47 |
| | (to page 1, line 2.A.) |